[Letterhead]
August 27, 2024
VIA EDGAR AND ELECTRONIC MAIL
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Attention:     Tracey Houser
        Terence O’Brien
Re:    The Cooper Companies, Inc.
Responses to Letter dated August 13, 2024
Form 10-K for Fiscal Year Ended October 31, 2023
Filed December 8, 2023
Form 8-K Filed May 30, 2024
File No. 001-08597
To the addressees set forth above:
The Cooper Companies, Inc. (the “Company”) is transmitting this letter in response to the comments received from the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated August 13, 2024, with respect to the Company’s Form 10-K for the fiscal year ended October 31, 2023 and the Company’s Form 8-K filed May 30, 2024.
For ease of review, we have set forth below each of the Staff’s comments in bold type followed by the Company’s responses thereto.
Form 10-K for Fiscal Year Ended October 31, 2023
Note 1. Organization and Significant Accounting Policies
Revenue Recognition

1.     We note from your disclosures in Note 3 to your fiscal year 2022 audited financial statements that Generate Life Sciences recognized $249.5 million in revenues from December 17, 2021 through October 31, 2022, which is 7.5% of fiscal year 2022 net sales. As such, we continue to request that you provide comprehensive disclosures for revenues related to the various services you provide including (a) identification of the performance obligations (i.e., when typically satisfied, significant payment terms, nature of goods and services, obligations for returns, refunds, and other similar obligations, and types of warranties and related obligations) with reference to ASC 606-10-50-12 through 50-12A and 606-10-50-17, (b) significant judgments for the method used to recognize revenue over time and why the method faithfully depicts the transfer of the services with reference to ASC 606-10-50-18, (c) significant judgments made in evaluating when a customer obtains control of a service that is recognized at a point in time with reference to ASC 606-10-50-19 and (d) variable consideration and any other obligations with reference to ASC 606-10-50-20.
Response:
We respectfully acknowledge the Staff’s comment. We note to the Staff that the majority of the Company’s significant customer contracts are solely for either products or services. Given the straightforward nature of our customer contracts and the immateriality and the declining share of service revenues as a percentage of our total consolidated revenues1, we concluded that the additional disclosure requirements indicated in ASC 606 are not applicable in this context.
Currently, we have the following disclosure regarding service revenues in our Form 10-K for the year ended October 31, 2023.
Deferred revenue primarily represents prepaid stem cell storage as part of the CooperSurgical business unit. Revenue related to stem cell storage is recognized over the service period, which can range from one year to the lifetime of a customer.

We will make a modification to the existing disclosure to provide further details. Set forth below are examples of the revisions that the Company will implement in future filings starting in our Form 10-K for the year ended October 31, 2024 based on our previously filed Form 10-K for the year ended October 31, 2023. (The use of italics below indicates existing disclosures and the use of bold indicates additions.)
For each contract, the Company considers the promise to transfer products or render services, each of which is distinct, to be the identified performance obligations.
Revenues from product sales are recognized when the Customer obtains control of the Company’s product, which occurs at a point in time, typically upon shipment or delivery to the Customer. Revenues from service sales are recognized when services are rendered, whether at a point in time or based on the passage of time depending on the type of services.
Form 8-K Filed May 30, 2024
Exhibit 99.1
2.    We note your response to comment 3 and that in fiscal year 2021, you immediately recognized a GAAP income tax benefit of $1,987.9 million in accordance with ASU 2016-16. The non-GAAP intra-entity transfer adjustments made to reflect amortization of the tax benefit over time, rather than when the assets were actually transferred, have the effect of reversing the US GAAP accounting treatment. As a result, the non-GAAP adjustment
1 When we acquired Generate Life Sciences (“GLS”), we disclosed that approximately two thirds of GLS revenues were derived from the stem cell storage business, with expected growth of 3% - 5% annually. The remaining fertility donor/cryopreservation at the time represented one third of GLS revenues and were expected to grow 5% - 10% annually. Since we acquired GLS, these revenues have grown within the ranges we expected. As such, these combined components have grown less than the consolidated growth of CooperCompanies. Therefore on a percentage basis, and, based on growth in our product sales (especially for CooperVision products), service revenues are expected to continue to get smaller as a percentage of total consolidated revenues. As a point of reference, CooperVision revenue for fiscal year 2023 was $2,423.7 million, up 8% from fiscal year 2022 and CooperVision revenue accounted for approximately 67%, or two thirds, of total consolidated revenues.

changes the recognition and measurement principles required to be applied in accordance with US GAAP and accordingly results in non-GAAP measures with individually tailored accounting principles. Please remove this adjustment from your future non-GAAP presentations.
Response:
We respectfully acknowledge the Staff’s comment. We have considered the guidance in Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations (“C&DI 100.04”), and for the reasons noted below, continue to believe that the Company’s presentation does not constitute an individually tailored accounting principle.
Fact Patterns of the Transaction
In the first quarter of fiscal 2021, the Company transferred its CooperVision intellectual property and related assets to its UK subsidiary. The transfer occurred at a fair market valuation, giving rise to a substantial step up in basis for UK tax purposes but without a U.S. GAAP step up since it was an intra-entity transaction. The value of step up in the assets’ basis was approximately $12 billion, which gave rise to correlated future income tax benefits resulting from future amortization deductions for UK tax purposes related to the step up in basis. The aggregate value of the future income tax benefits was calculated by applying the then applicable 19% UK tax rate to the step up in value. Subsequent changes in the UK tax rate, have in the past required2, and in the future may require material adjustments to our U.S. GAAP financials. In accordance with ASU 2016-16, we recorded the full amount of $1,987.9 million3 in future income tax benefits in the first quarter of fiscal year 2021 U.S. GAAP financial results.
2 We remeasured the deferred tax asset and booked an additional income tax benefit of $536.7 million when the rate went from 19% to 25% in the third quarter of fiscal year 2021.
3 The $1,987.9 million was a component of the $1,961.6 million net benefit for income taxes shown in the below excerpts from the Company’s Quarterly Report on Form 10-Q for that quarter.

PART I. FINANCIAL INFORMATION

Item 1. Unaudited Financial Statements

THE COOPER COMPANIES, INC. AND SUBSIDIARIES

Consolidated Statements of Income and Comprehensive Income
Three Months Ended January 31,
(In millions, except for earnings per share)
(Unaudited)

		2021		2020
Net sales	$	680.5	$	646.2
Cost of sales		229.8		219.7
Gross profit		450.7		426.5
Selling, general and administrative expense		261.2		258.3
Research and development expense		21.4		22.2
Amortization of intangibles		34.7		34.9
Operating income		133.4		111.1
Interest expense		6.4		11.6
Other (income) expense, net		(12.5)		2.1
Income before income taxes		139.5		97.4
(Benefit) provision for income taxes (Note 6)		(1,961.6)		6.9
Net income	$	2,101.1	$	90.5
Earnings per share (Note 7):				
Basic	$	42.77	$	1.84
Diluted	$	42.31	$	1.82
Number of shares used to compute earnings per share:				
Basic		49.1		49.1
Diluted		49.7		49.7
Other comprehensive income, net of tax:				
Cash flow hedges	$	4.5		—
Foreign currency translation adjustment		86.2		16.7
Comprehensive income	$	2,191.8	$	107.2

THE COOPER COMPANIES, INC. AND SUBSIDIARIES

Consolidated Condensed Balance Sheets
(In millions, unaudited)

	January 31, 2021	October 31, 2020
ASSETS		
Current assets:		
Cash and cash equivalents	$ 119.1	$ 115.9
Trade accounts receivable, net of allowance for credit losses of $11.9 at January 31, 2021 and $10.2 at October 31, 2020	461.2	435.4
Inventories (Note 3)	570.5	570.4
Prepaid expense and other current assets	146.6	152.5
Total current assets	1,297.4	1,274.2
Property, plant and equipment, at cost	2,555.8	2,474.8
Less: accumulated depreciation and amortization	1,250.7	1,192.9
	1,305.1	1,281.9
Operating lease right-of-use assets	270.3	260.2
Goodwill (Note 4)	2,553.3	2,447.3
Other intangibles, net (Note 4)	1,358.6	1,289.0
Deferred tax assets	2,031.2	80.1
Other assets	106.0	104.8
Total assets	$ 8,921.9	$ 6,737.5
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short-term debt (Note 5)	$ 400.7	$ 409.3
Accounts payable	137.4	176.0
Employee compensation and benefits	110.0	119.0
Operating lease liabilities	34.7	33.3
Other current liabilities	278.5	266.8
Total current liabilities	961.3	1,004.4
Long-term debt (Note 5)	1,413.9	1,383.9
Deferred tax liabilities	21.6	25.8
Long-term tax payable	164.9	162.0
Operating lease liabilities	246.0	236.8
Accrued pension liability and other	124.3	99.8
Total liabilities	$ 2,932.0	$ 2,912.7

As a result of the initial income tax benefit, the Company reported net income of $2,101.1 million on its U.S. GAAP financials in first quarter of fiscal year 2021, compared to $90.5 million in the same period of prior year. U.S. GAAP EPS of $42.31 (a 2,325% increase over the prior year) was adjusted by a non-GAAP adjustment of $39.14 (to remove the income tax benefit related to the initial transaction) to arrive at non-GAAP EPS of $3.17. We remeasured the deferred tax asset due to an UK tax rate change in the third quarter of fiscal year 2021 and reported U.S. GAAP net income of $615.8 million, compared to $55.2 million in the same period of prior year. U.S. GAAP EPS of $12.37 (a 1,104% increase over the prior year from U.S. GAAP EPS of $1.12) was adjusted by a non-GAAP adjustment of $8.96 (to remove the income tax benefit related to the remeasurement) to arrive at non-GAAP EPS of $3.41. For full transparency and disclosure, and consistent with market practice, on the Company’s fourth quarter of fiscal year 2020 earnings call, the Company’s CFO stated, “I want to mention an item you’ll see disclosed in the tax footnote in our upcoming 10-K. In November, as part of an internal restructuring to simplify our supply chain, CooperVision’s intellectual property and related assets were transferred from Barbados to the UK. Although this will impact our GAAP financials, including a significant one-time P&L benefit in Q1 along with offsetting adjustments over the next 10-plus years, we will exclude these entries from our non-GAAP results to ensure transparency. We do not anticipate this having a material impact on our non-GAAP tax rate over this period.” When the initial non-GAAP adjustment was presented within the first quarter of fiscal year 2021 earnings release, the Company’s CFO again stated, “you will note in our earnings release that our U.S. GAAP earnings were much higher than non-GAAP. This is directly tied to the tax item I discussed last quarter where CooperVision’s intellectual property and related assets were transferred to the UK in November 2020. For non-GAAP purposes, we adjusted for this activity and will continue doing so moving forward.”
Under UK tax law, the Company amortizes the $12 billion value in stepped-up assets over the useful lives of those assets. In each reporting period, amortization of these assets offset the taxable income of the Company resulting in a reduction in the amount of taxes owed to the UK in the period. The amount of the non-GAAP adjustment is based on and directly tied to the amount of this economic tax benefit. The annual amortization value is currently $581.8 million, which, tax effected at the current UK rate of 25%, gives rise to the non-GAAP adjustment that the Company is currently reporting in its non-GAAP EPS, as transparently disclosed and included in the accompanying reconciliation to U.S. GAAP EPS. For fiscal years 2023, 2022 and 2021, the realized income tax benefits of the amortization expense adjustments were limited to the available UK taxable income in each of those periods, so the non-GAAP adjustment was less than the full tax-affected amount of the amortization in those periods. Once our UK taxable income exceeds the annual amortization expense, the income tax benefits will be fully realized and fixed across all applicable periods.
C&DI 100.04 Analysis
When the Company considered the guidance in C&DI 100.04, it focused on whether the presentation of such a non-GAAP measure was “misleading” as an individually tailored accounting principle and concluded it is not. By definition, non-GAAP measures reverse the effect of GAAP accounting presentations, and the Company selects and presents non-GAAP measures to provide greater clarity, comparability and transparency. The Company’s adjustments to its non-GAAP measures in respect of the UK income tax benefits are based on and directly reflect the economic benefits realized each quarter for UK tax purposes. In accordance with UK tax law, the amortization amounts of the stepped-up basis in assets are constant and straight-lined according to a set amortization calculation and the Company is required to take a deduction for the amortization in the calculation of its local tax expense. The corresponding income tax benefits from this offset and may vary each year strictly based on the available taxable income in the UK during that respective period. These non-GAAP adjustments based on the income tax benefits arising from amortization do not have the effect of “changing the recognition and measurement principles required to be applied in accordance with GAAP” nor do they have the effect of “changing the pattern of recognition” because the Company has not arbitrarily selected amounts to be allocated to reporting periods but rather has simply provided investors with the ability to reconcile the income tax effects recorded under U.S. GAAP to the actual income tax impact under UK tax law in the periods presented.
Moreover, these non-GAAP adjustments do not change the basis of accounting from an accrual basis to a cash basis. The Company is following the required UK tax law to arrive at the accrued tax expense, which is reflective of our overall tax liability at the consolidated level including our tax liability in the UK, in each fiscal year. The non-GAAP adjustments reflect the economic reality of the UK tax benefit in each period in respect of an income tax benefit fully recognized in accordance with U.S. GAAP.
As a result, the Company respectfully submits that its non-GAAP presentation related to the amortization of its UK income tax benefits is not individually tailored and is meaningful for its investors’ understanding of the financial and economic realities of the income tax benefit that the Company recognizes each quarter. As noted above, while U.S. GAAP required the benefit to be recognized in the quarter in which the relevant assets were transferred, and again subsequently when the UK tax rate changed, the financial benefits to the Company are actualized in each period over the amortization periods under UK tax law, and such amortizations result in actual tax savings to the Company, which are reflected in the non-GAAP adjustments. Without these non-GAAP adjustments, it would be very difficult for investors to understand the significant financial and economic impacts of the UK tax benefit to the Company over an investment period.
Further, the Company believes that its presentation also allows investors to understand and evaluate the Company’s financial results in the same manner as the Company’s management and Board of Directors. Company management evaluates the Company’s quarterly financial performance and makes strategic decisions incorporating the benefit of the quarterly UK tax benefit, including decisions to set annual performance expectations and to evaluate quarterly progress against those expectations. The presented metric is also consistent with the adjusted EPS metric that the Company uses internally and shares with its Board of Directors.
Proposal of Additional Disclosure
Notwithstanding the foregoing, to provide further detail and transparency, we would propose enhancing our disclosure to clarify the U.S. GAAP accounting treatment and adjustments with respect to the initial transaction that resulted in the income tax benefit. Set forth below is an example of the revisions that the Company intends to implement in Form 8-K filings starting this fiscal third quarter to be filed August 28, 2024 based on our previously filed Form 8-K filed May 30, 2024. (The use of italics below indicates existing disclosures, the use of ~~strike-through~~ indicates proposed deletions and the use of bold indicates additions.)
~~Amounts represent the tax effects related to intra-entity asset transfers.~~ In fiscal 2021, the Company transferred its CooperVision intellectual property and goodwill to its UK subsidiary. As a result, we recorded a deferred tax asset equal to approximately $2 billion as a one-time tax benefit in accordance with U.S. GAAP in fiscal 2021 as subsequently adjusted for changes in UK tax law. The non-GAAP adjustments reflect the ongoing net deferred tax benefit from tax amortization each period under UK tax law.
Conclusion
In summary, the Company does not view its non-GAAP presentation related to the UK tax benefits as a misleading measure or an individually tailored accounting principle. Rather, the Company views such presentation as an appropriate and meaningful supplemental measure that helps investors understand the impacts of the UK tax benefit to the Company.
* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by email at bandrews@cooperco.com with any questions or comments regarding this correspondence.
Sincerely,

Brian G. Andrews
Executive Vice President, Chief Financial Officer and Treasurer
The Cooper Companies, Inc.

cc:    Nicholas Khadder, The Cooper Companies, Inc.
    Tad Freese, Latham & Watkins LLP